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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 53629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paces Battle Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4414 Paces Battle Group, Inc.
(No. and Street)

Atlanta (City) **GA** (State) **30327** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank W. Brown **(404) 683-1027**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Paces Battle Group, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Paces Battle Group, Inc.
(No. and Street)

Atlanta (City) **GA** (State) **40327** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Brown **(404) 685-1027**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – if individual, state last, first, middle name)

900 Circle 75 Parkway, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Frank W. Brown**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Paces Battle Group, Inc., as

of **December 31**, **2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

STACEY GRIMSHAW
MY COMMISSION EXPIRES
NOTARY PUBLIC
JULY 22, 2018
COBB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PACES BATTLE GROUP, INC.
FINANCIAL STATEMENTS

For the Year Ended
December 31, 2015
With Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders of
Paces Battle Group, Inc.

We have audited the accompanying financial statements of Paces Battle Group, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Paces Battle Group, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paces Battle Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Paces Battle Group, Inc. financial statements. The information is the responsibility of Paces Battle Group, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 22, 2016
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PACES BATTLE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	21,425
Prepaid expenses		1,080
Total assets	$	22,505

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	6,551
Total liabilities		6,551
Stockholder's equity		
Common stock $0.01 par value, 100,000 shares authorized 1,000 shares issued and outstanding		10
Additional paid-in-capital		619,390
Accumulated deficit		(603,446)
Stockholder's equity		15,954
Total liabilities and stockholder's equity	$	22,505

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES		
Advisory fees	$	99,000
Other income		989
Total revenue		99,989
EXPENSES		
Commissions		99,133
Professional fees		16,057
Management services		20,000
Other operating expenses		21,430
Total expenses		156,620
NET LOSS	$	(56,631)

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Common Stock				Paid in Capital		Accumulated Deficit		Total
	Shares	Amount							
Balance, December 31, 2014	1,000	$	10	$	584,390	$	(546,815)	$	37,585
Capital Contributions					35,000				35,000
Net Loss							(56,631)		(56,631)
Balance, December 31, 2015	1,000	$	10	$	619,390	$	(603,446)	$	15,954

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(56,631)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in prepaid expenses		237
Increase in deposits		(720)
Increase in accounts payable and accrued expenses		3,185
Net cash used by operating activities		(53,929)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions		35,000
Net cash provided by financing activities		35,000
NET DECREASE IN CASH		(18,929)
CASH AND CASH EQUIVALENTS:		
Beginning of period		40,354
End of period	$	21,425

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Paces Battle Group, Inc. (the "Company"), a Georgia corporation, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was organized in October 2001 and was a wholly-owned subsidiary of Silverton Financial Services, Inc. through July 2010. In July 2010 all of the Company's outstanding common stock was acquired by Frank Brown and Charles Miller, individuals who serve as the Company's management. In November 2013 Messrs. Brown and Miller sold all of the Company's outstanding common stock to Westwind, LLC, a Delaware Limited Liability Company. The Company's management and the composition of the Company's board of directors did not change as a result of this transaction with Westwind LLC. The Company provides investment banking and financial advisory services primarily for banking industry customers located in the south eastern United States.

Income Taxes: Effective November 15, 2013 the Company ceased to be a S corporation as a result of the acquisition of majority control by Westwind, LLC.

Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and taxes bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to a net operating loss carryforward and the use of the cash basis accounting for income tax purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

PACES BATTLE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Revenue Recognition: Advisory fees are recorded as set forth in the engagement letter upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

NOTE B - INCOME TAXES

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities as well as operating loss carryforwards. A valuation allowance is used against deferred tax assets if the benefit derived from the deferred tax asset may not be fully realized. At December 31, 2015 the deferred tax asset balance resulting from net operating loss carryforwards totaled approximately $43,000 with a valuation allowance of $43,000. At December 31, 2015, the Company had a net operating loss of approximately $120,000 that may me used to offset future taxable income. The net operating loss carried forward expires begining 2024.

NOTE C - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $14,874, which was $9,874 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .44 to 1.0.

NOTE D - RELATED PARTY TRANSACTIONS

The Company has a month to month lease agreement for office space with a related party. Payments under this related party lease during 2015 amounted to $3,600. Effective March 2015, the Company entered into a one-year management services agreement with a former owner that requires monthly payments of $2,000.

NOTE E - CONCENTRATIONS

The advisory fees were earned from five customers in 2015.

NOTE F - NET LOSS

The Company incurred a loss for 2015 and the Company was dependent upon stockholder contributions for working capital and to meet its net capital requirements. The Company's stockholder represents that it intends to make capital contributions, as needed, to insure the Company's survival through January 1, 2017.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

PACES BATTLE GROUP, INC.

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2015

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

PACES BATTLE GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2015

Net Capital		
Total member's equity qualified for net capital	$	15,954
Deduction for non-allowable assets:		
Prepaid expenses		(360)
Deposits		(720)
Net capital before haircuts		14,874
Less haircuts		0
Net capital	$	14,874
Minimum net capital required	$	5,000
Excess net capital	$	9,874
Aggregate Indebtedness:		
Liabilities, net of unearned revenue	$	6,551
Minimum net capital based on aggregate indebtedness	$	437
Ratio of aggregate indebtedness to net capital		.44 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

PACES BATTLE GROUP, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2015

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2015

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Paces Battle Group, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Paces Battle Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Paces Battle Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Paces Battle Group, Inc. stated that Paces Battle Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Paces Battle Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paces Battle Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 22, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

(404) 683-1027

4414 Paces Battle
Atlanta, GA 30327

Paces Battle Group, Inc.
Financial Institutions Investment Banking

BROKER DEALERS ANNUAL EXEMPTION REPORT

Paces Battle Group, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Paces Battle Group, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

Frank W. Brown

January 15, 2015